WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2004 OCT 18 A 10:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045496

SUPPL

October 13, 2004

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Report on shares repurchase for September 2004.
- Reports results for the third quarter 2004 and September 2004 sales.
- The consolidated financial statements for third quarter 2004.

Sincerely,

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

dlw 10/19

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 30, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	67,598,000	4,406,331,032
30/09/2004	00924	BUY	50,000	38.62	1,931,000	ACCIV	STOCK		67,648,000	4,406,281,032
30/09/2004	00925	BUY	20,000	38.69	773,800	ACCIV	STOCK		67,668,000	4,406,261,032
30/09/2004	00926	BUY	330,000	38.70	12,771,000	ACCIV	STOCK		67,998,000	4,405,931,032
30/09/2004	00927	BUY	198,300	38.77	7,688,091	ACCIV	STOCK		68,196,300	4,405,732,732
30/09/2004	00928	BUY	1,700	38.79	65,943	ACCIV	STOCK		68,198,000	4,405,731,032
30/09/2004	00929	BUY	239,000	38.80	9,273,200	ACCIV	STOCK		68,437,000	4,405,492,032
30/09/2004	00930	BUY	83,200	38.85	3,232,320	ACCIV	STOCK		68,520,200	4,405,408,832
30/09/2004	00931	BUY	77,800	38.90	3,026,420	ACCIV	STOCK		68,598,000	4,405,331,032
								As of current report	68,598,000	4,405,331,032

Shareholders' equity amount	0
Capital stock amount	38,761,774

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,650,618,597	1,611,856,823

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 29, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	67,498,000	4,406,431,032
29/09/2004	00921	BUY	25,000	38.71	967,750	ACCIV	STOCK		67,523,000	4,406,406,032
29/09/2004	00922	BUY	2,000	38.80	77,600	ACCIV	STOCK		67,525,000	4,406,404,032
29/09/2004	00923	BUY	73,000	39.00	2,847,000	ACCIV	STOCK		67,598,000	4,406,331,032
								As of current report	67,598,000	4,406,331,032

Shareholders' equity amount	0
Capital stock amount	3,892,350

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,654,510,947	1,650,618,597

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 28, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	66,898,000	4,407,031,032
28/09/2004	00909	BUY	85,000	37.90	3,221,500	ACCIV	STOCK		66,983,000	4,406,946,032
28/09/2004	00910	BUY	145,000	37.95	5,502,750	ACCIV	STOCK		67,128,000	4,406,801,032
28/09/2004	00911	BUY	15,000	37.98	569,700	ACCIV	STOCK		67,143,000	4,406,786,032
28/09/2004	00912	BUY	140,000	38.00	5,320,000	ACCIV	STOCK		67,283,000	4,406,646,032
28/09/2004	00913	BUY	5,000	38.09	190,450	ACCIV	STOCK		67,288,000	4,406,641,032
28/09/2004	00914	BUY	15,000	38.10	571,500	ACCIV	STOCK		67,303,000	4,406,626,032
28/09/2004	00915	BUY	25,000	38.15	953,750	ACCIV	STOCK		67,328,000	4,406,601,032
28/09/2004	00916	BUY	5,000	38.19	190,950	ACCIV	STOCK		67,333,000	4,406,596,032
28/09/2004	00917	BUY	65,000	38.20	2,483,000	ACCIV	STOCK		67,398,000	4,406,531,032
28/09/2004	00918	BUY	20,000	38.35	767,000	ACCIV	STOCK		67,418,000	4,406,511,032
28/09/2004	00919	BUY	29,500	38.39	1,132,505	ACCIV	STOCK		67,447,500	4,406,481,532
28/09/2004	00920	BUY	50,500	38.40	1,939,200	ACCIV	STOCK		67,498,000	4,406,431,032
								As of current report	67,498,000	4,406,431,032

Shareholders' equity amount	0
Capital stock amount	22,842,305

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,677,353,252	1,654,510,947

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 27, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	66,298,000	4,407,631,032
27/09/2004	00895	BUY	46,500	37.62	1,749,330	ACCIV	STOCK		66,344,500	4,407,584,532
27/09/2004	00896	BUY	102,500	37.63	3,857,075	ACCIV	STOCK		66,447,000	4,407,482,032
27/09/2004	00897	BUY	71,000	37.64	2,672,440	ACCIV	STOCK		66,518,000	4,407,411,032
27/09/2004	00898	BUY	40,300	37.65	1,517,295	ACCIV	STOCK		66,558,300	4,407,370,732
27/09/2004	00899	BUY	1,500	37.66	56,490	ACCIV	STOCK		66,559,800	4,407,369,232
27/09/2004	00900	BUY	120,400	37.70	4,539,080	ACCIV	STOCK		66,680,200	4,407,248,832
27/09/2004	00901	BUY	5,000	37.76	188,800	ACCIV	STOCK		66,685,200	4,407,243,832
27/09/2004	00902	BUY	22,800	37.80	861,840	ACCIV	STOCK		66,708,000	4,407,221,032
27/09/2004	00903	BUY	40,000	37.90	1,516,000	ACCIV	STOCK		66,748,000	4,407,181,032
27/09/2004	00904	BUY	55,400	38.10	2,110,740	ACCIV	STOCK		66,803,400	4,407,125,632
27/09/2004	00905	BUY	50,000	38.11	1,905,500	ACCIV	STOCK		66,853,400	4,407,075,632
27/09/2004	00906	BUY	1,000	38.12	38,120	ACCIV	STOCK		66,854,400	4,407,074,632
27/09/2004	00907	BUY	20,000	38.15	763,000	ACCIV	STOCK		66,874,400	4,407,054,632
27/09/2004	00908	BUY	23,600	38.20	901,520	ACCIV	STOCK		66,898,000	4,407,031,032
								As of current report	66,898,000	4,407,031,032

Shareholders' equity amount	0
Capital stock amount	22,677,230

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,700,030,482	1,677,353,252

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 23, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	66,098,000	4,407,831,032
23/09/2004	00891	BUY	105,000	38.70	4,063,500	ACCIV	STOCK		66,203,000	4,407,726,032
23/09/2004	00892	BUY	15,000	38.80	582,000	ACCIV	STOCK		66,218,000	4,407,711,032
23/09/2004	00893	BUY	55,000	38.85	2,136,750	ACCIV	STOCK		66,273,000	4,407,656,032
23/09/2004	00894	BUY	25,000	38.98	974,500	ACCIV	STOCK		66,298,000	4,407,631,032
								As of current report	66,298,000	4,407,631,032

Shareholders' equity amount	0
Capital stock amount	7,756,750

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,707,787,232	1,700,030,482

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 22, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	65,798,000	4,408,131,032
22/09/2004	00881	BUY	23,400	38.40	898,560	ACCIV	STOCK		65,821,400	4,408,107,632
22/09/2004	00882	BUY	101,600	38.50	3,911,600	ACCIV	STOCK		65,923,000	4,408,006,032
22/09/2004	00883	BUY	15,000	38.55	578,250	ACCIV	STOCK		65,938,000	4,407,991,032
22/09/2004	00884	BUY	10,000	38.58	385,800	ACCIV	STOCK		65,948,000	4,407,981,032
22/09/2004	00885	BUY	50,000	38.60	1,930,000	ACCIV	STOCK		65,998,000	4,407,931,032
22/09/2004	00886	BUY	20,000	38.64	772,800	ACCIV	STOCK		66,018,000	4,407,911,032
22/09/2004	00887	BUY	15,000	38.65	579,750	ACCIV	STOCK		66,033,000	4,407,896,032
22/09/2004	00888	BUY	13,000	38.75	503,750	ACCIV	STOCK		66,046,000	4,407,883,032
22/09/2004	00889	BUY	50,800	38.80	1,971,040	ACCIV	STOCK		66,096,800	4,407,832,232
22/09/2004	00890	BUY	1,200	38.86	46,632	ACCIV	STOCK		66,098,000	4,407,831,032
								As of current report	66,098,000	4,407,831,032

Shareholders' equity amount	0
Capital stock amount	11,578,182

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,719,365,414	1,707,787,232

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 21, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	65,498,000	4,408,431,032
21/09/2004	00873	BUY	7,500	38.49	288,675	ACCIV	STOCK		65,505,500	4,408,423,532
21/09/2004	00874	BUY	172,500	38.50	6,641,250	ACCIV	STOCK		65,678,000	4,408,251,032
21/09/2004	00875	BUY	18,100	38.55	697,755	ACCIV	STOCK		65,696,100	4,408,232,932
21/09/2004	00876	BUY	10,000	38.58	385,800	ACCIV	STOCK		65,706,100	4,408,222,932
21/09/2004	00877	BUY	31,900	38.60	1,231,340	ACCIV	STOCK		65,738,000	4,408,191,032
21/09/2004	00878	BUY	20,000	38.69	773,800	ACCIV	STOCK		65,758,000	4,408,171,032
21/09/2004	00879	BUY	20,000	38.79	775,800	ACCIV	STOCK		65,778,000	4,408,151,032
21/09/2004	00880	BUY	20,000	38.80	776,000	ACCIV	STOCK		65,798,000	4,408,131,032
								As of current report	65,798,000	4,408,131,032

Shareholders' equity amount	0
Capital stock amount	11,570,420

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,730,935,834	1,719,365,414

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 20, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	65,298,000	4,408,631,032
20/09/2004	00867	BUY	5,200	38.10	198,120	ACCIV	STOCK		65,303,200	4,408,625,832
20/09/2004	00868	BUY	60,000	38.20	2,292,000	ACCIV	STOCK		65,363,200	4,408,565,832
20/09/2004	00869	BUY	10,000	38.30	383,000	ACCIV	STOCK		65,373,200	4,408,555,832
20/09/2004	00870	BUY	50,000	38.40	1,920,000	ACCIV	STOCK		65,423,200	4,408,505,832
20/09/2004	00871	BUY	7,100	38.51	273,421	ACCIV	STOCK		65,430,300	4,408,498,732
20/09/2004	00872	BUY	67,700	38.55	2,609,835	ACCIV	STOCK		65,498,000	4,408,431,032
								As of current report	65,498,000	4,408,431,032

Shareholders' equity amount	0
Capital stock amount	7,676,376

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,738,612,210	1,730,935,834

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 15, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	64,998,000	4,408,931,032
15/09/2004	00855	BUY	10,000	37.40	374,000	ACCIV	STOCK		65,008,000	4,408,921,032
15/09/2004	00856	BUY	9,300	37.49	348,657	ACCIV	STOCK		65,017,300	4,408,911,732
15/09/2004	00857	BUY	50,700	37.50	1,901,250	ACCIV	STOCK		65,068,000	4,408,861,032
15/09/2004	00858	BUY	30,000	37.52	1,125,600	ACCIV	STOCK		65,098,000	4,408,831,032
15/09/2004	00859	BUY	22,000	37.65	828,300	ACCIV	STOCK		65,120,000	4,408,809,032
15/09/2004	00860	BUY	33,000	37.66	1,242,780	ACCIV	STOCK		65,153,000	4,408,776,032
15/09/2004	00861	BUY	21,700	37.70	818,090	ACCIV	STOCK		65,174,700	4,408,754,332
15/09/2004	00862	BUY	30,000	37.75	1,132,500	ACCIV	STOCK		65,204,700	4,408,724,332
15/09/2004	00863	BUY	50,000	37.80	1,890,000	ACCIV	STOCK		65,254,700	4,408,674,332
15/09/2004	00864	BUY	18,300	37.83	692,289	ACCIV	STOCK		65,273,000	4,408,656,032
15/09/2004	00865	BUY	10,000	37.95	379,500	ACCIV	STOCK		65,283,000	4,408,646,032
15/09/2004	00866	BUY	15,000	38.00	570,000	ACCIV	STOCK		65,298,000	4,408,631,032
								As of current report	65,298,000	4,408,631,032

Shareholders' equity amount	0
Capital stock amount	11,302,966

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,749,915,176	1,738,612,210

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 14, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	64,748,000	4,409,181,032
14/09/2004	00845	BUY	24,700	37.70	931,190	ACCIV	STOCK		64,772,700	4,409,156,332
14/09/2004	00846	BUY	30,000	37.71	1,131,300	ACCIV	STOCK		64,802,700	4,409,126,332
14/09/2004	00847	BUY	10,000	37.73	377,300	ACCIV	STOCK		64,812,700	4,409,116,332
14/09/2004	00848	BUY	35,000	37.75	1,321,250	ACCIV	STOCK		64,847,700	4,409,081,332
14/09/2004	00849	BUY	45,300	37.77	1,710,981	ACCIV	STOCK		64,893,000	4,409,036,032
14/09/2004	00850	BUY	25,000	37.80	945,000	ACCIV	STOCK		64,918,000	4,409,011,032
14/09/2004	00851	BUY	59,600	37.85	2,255,860	ACCIV	STOCK		64,977,600	4,408,951,432
14/09/2004	00852	BUY	5,400	37.86	204,444	ACCIV	STOCK		64,983,000	4,408,946,032
14/09/2004	00853	BUY	5,000	37.89	189,450	ACCIV	STOCK		64,988,000	4,408,941,032
14/09/2004	00854	BUY	10,000	37.95	379,500	ACCIV	STOCK		64,998,000	4,408,931,032
								As of current report	64,998,000	4,408,931,032

Shareholders' equity amount	0
Capital stock amount	9,446,275

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,759,361,451	1,749,915,176

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 13, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	64,498,000	4,409,431,032
13/09/2004	00836	BUY	15,000	37.60	564,000	ACCIV	STOCK		64,513,000	4,409,416,032
13/09/2004	00837	BUY	20,000	37.71	754,200	ACCIV	STOCK		64,533,000	4,409,396,032
13/09/2004	00838	BUY	15,000	37.80	567,000	ACCIV	STOCK		64,548,000	4,409,381,032
13/09/2004	00839	BUY	20,000	37.82	756,400	ACCIV	STOCK		64,568,000	4,409,361,032
13/09/2004	00840	BUY	30,000	37.85	1,135,500	ACCIV	STOCK		64,598,000	4,409,331,032
13/09/2004	00841	BUY	2,200	37.98	83,556	ACCIV	STOCK		64,600,200	4,409,328,832
13/09/2004	00842	BUY	77,800	38.00	2,956,400	ACCIV	STOCK		64,678,000	4,409,251,032
13/09/2004	00843	BUY	20,000	38.10	762,000	ACCIV	STOCK		64,698,000	4,409,231,032
13/09/2004	00844	BUY	50,000	38.27	1,913,500	ACCIV	STOCK		64,748,000	4,409,181,032
								As of current report	64,748,000	4,409,181,032

Shareholders' equity amount	0
Capital stock amount	9,492,556

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,768,854,007	1,759,361,451

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 10, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	64,298,000	4,409,631,032
10/09/2004	00828	BUY	20,500	37.95	777,975	ACCIV	STOCK		64,318,500	4,409,610,532
10/09/2004	00829	BUY	54,500	38.00	2,071,000	ACCIV	STOCK		64,373,000	4,409,556,032
10/09/2004	00830	BUY	25,000	38.02	950,500	ACCIV	STOCK		64,398,000	4,409,531,032
10/09/2004	00831	BUY	500	38.09	19,045	ACCIV	STOCK		64,398,500	4,409,530,532
10/09/2004	00832	BUY	42,100	38.10	1,604,010	ACCIV	STOCK		64,440,600	4,409,488,432
10/09/2004	00833	BUY	7,400	38.18	282,532	ACCIV	STOCK		64,448,000	4,409,481,032
10/09/2004	00834	BUY	5,000	38.20	191,000	ACCIV	STOCK		64,453,000	4,409,476,032
10/09/2004	00835	BUY	45,000	38.25	1,721,250	ACCIV	STOCK		64,498,000	4,409,431,032
								As of current report	64,498,000	4,409,431,032

Shareholders' equity amount	0
Capital stock amount	7,617,312

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,776,471,319	1,768,854,007

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 08, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	64,048,000	4,409,881,032
08/09/2004	00823	BUY	30,000	37.40	1,122,000	ACCIV	STOCK		64,078,000	4,409,851,032
08/09/2004	00824	BUY	90,000	37.65	3,388,500	ACCIV	STOCK		64,168,000	4,409,761,032
08/09/2004	00825	BUY	20,000	37.68	753,600	ACCIV	STOCK		64,188,000	4,409,741,032
08/09/2004	00826	BUY	20,000	37.69	753,800	ACCIV	STOCK		64,208,000	4,409,721,032
08/09/2004	00827	BUY	90,000	37.70	3,393,000	ACCIV	STOCK		64,298,000	4,409,631,032
								As of current report	64,298,000	4,409,631,032

Shareholders' equity amount	0
Capital stock amount	9,410,900

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,785,882,219	1,776,471,319

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 07, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	63,748,000	4,410,181,032
07/09/2004	00812	BUY	17,300	37.34	645,982	ACCIV	STOCK		63,765,300	4,410,163,732
07/09/2004	00813	BUY	12,700	37.35	474,345	ACCIV	STOCK		63,778,000	4,410,151,032
07/09/2004	00814	BUY	1,000	37.40	37,400	ACCIV	STOCK		63,779,000	4,410,150,032
07/09/2004	00815	BUY	39,000	37.41	1,458,990	ACCIV	STOCK		63,818,000	4,410,111,032
07/09/2004	00816	BUY	22,600	37.45	846,370	ACCIV	STOCK		63,840,600	4,410,088,432
07/09/2004	00817	BUY	200	37.46	7,492	ACCIV	STOCK		63,840,800	4,410,088,232
07/09/2004	00818	BUY	102,400	37.50	3,840,000	ACCIV	STOCK		63,943,200	4,409,985,832
07/09/2004	00819	BUY	35,000	37.54	1,313,900	ACCIV	STOCK		63,978,200	4,409,950,832
07/09/2004	00820	BUY	14,800	37.55	555,740	ACCIV	STOCK		63,993,000	4,409,936,032
07/09/2004	00821	BUY	10,000	37.59	375,900	ACCIV	STOCK		64,003,000	4,409,926,032
07/09/2004	00822	BUY	45,000	37.60	1,692,000	ACCIV	STOCK		64,048,000	4,409,881,032
								As of current report	64,048,000	4,409,881,032

Shareholders' equity amount	0
Capital stock amount	11,248,119

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,797,130,338	1,785,882,219

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 03, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	63,498,000	4,410,431,032
03/09/2004	00799	BUY	31,300	36.90	1,154,970	ACCIV	STOCK		63,529,300	4,410,399,732
03/09/2004	00800	BUY	10,000	36.95	369,500	ACCIV	STOCK		63,539,300	4,410,389,732
03/09/2004	00801	BUY	5,300	37.00	196,100	ACCIV	STOCK		63,544,600	4,410,384,432
03/09/2004	00802	BUY	10,000	37.02	370,200	ACCIV	STOCK		63,554,600	4,410,374,432
03/09/2004	00803	BUY	2,000	37.05	74,100	ACCIV	STOCK		63,556,600	4,410,372,432
03/09/2004	00804	BUY	20,100	37.10	745,710	ACCIV	STOCK		63,576,700	4,410,352,332
03/09/2004	00805	BUY	20,000	37.15	743,000	ACCIV	STOCK		63,596,700	4,410,332,332
03/09/2004	00806	BUY	21,300	37.18	791,934	ACCIV	STOCK		63,618,000	4,410,311,032
03/09/2004	00807	BUY	30,000	37.20	1,116,000	ACCIV	STOCK		63,648,000	4,410,281,032
03/09/2004	00808	BUY	15,000	37.40	561,000	ACCIV	STOCK		63,663,000	4,410,266,032
03/09/2004	00809	BUY	40,000	37.50	1,500,000	ACCIV	STOCK		63,703,000	4,410,226,032
03/09/2004	00810	BUY	10,000	37.51	375,100	ACCIV	STOCK		63,713,000	4,410,216,032
03/09/2004	00811	BUY	35,000	37.60	1,316,000	ACCIV	STOCK		63,748,000	4,410,181,032
								As of current report	63,748,000	4,410,181,032

Shareholders' equity amount	0
Capital stock amount	9,313,614

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,806,443,952	1,797,130,338

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 02, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	63,248,000	4,410,681,032
02/09/2004	00792	BUY	10,000	37.31	373,100	ACCIV	STOCK		63,258,000	4,410,671,032
02/09/2004	00793	BUY	10,000	37.69	376,900	ACCIV	STOCK		63,268,000	4,410,661,032
02/09/2004	00794	BUY	40,000	37.70	1,508,000	ACCIV	STOCK		63,308,000	4,410,621,032
02/09/2004	00795	BUY	75,000	37.75	2,831,250	ACCIV	STOCK		63,383,000	4,410,546,032
02/09/2004	00796	BUY	18,500	37.80	699,300	ACCIV	STOCK		63,401,500	4,410,527,532
02/09/2004	00797	BUY	65,000	37.85	2,460,250	ACCIV	STOCK		63,466,500	4,410,462,532
02/09/2004	00798	BUY	31,500	37.86	1,192,590	ACCIV	STOCK		63,498,000	4,410,431,032
								As of current report	63,498,000	4,410,431,032

Shareholders' equity amount	0
Capital stock amount	9,441,390

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,815,885,342	1,806,443,952

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: SEP 01, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	63,048,000	4,410,881,032
01/09/2004	00785	BUY	20,000	36.05	721,000	ACCIV	STOCK		63,068,000	4,410,861,032
01/09/2004	00786	BUY	10,000	36.06	360,600	ACCIV	STOCK		63,078,000	4,410,851,032
01/09/2004	00787	BUY	137,600	36.10	4,967,360	ACCIV	STOCK		63,215,600	4,410,713,432
01/09/2004	00788	BUY	10,000	36.19	361,900	ACCIV	STOCK		63,225,600	4,410,703,432
01/09/2004	00789	BUY	2,400	36.30	87,120	ACCIV	STOCK		63,228,000	4,410,701,032
01/09/2004	00790	BUY	10,000	36.34	363,400	ACCIV	STOCK		63,238,000	4,410,691,032
01/09/2004	00791	BUY	10,000	36.35	363,500	ACCIV	STOCK		63,248,000	4,410,681,032
								As of current report	63,248,000	4,410,681,032

Shareholders' equity amount	0
Capital stock amount	7,224,880

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
1,823,110,222	1,815,885,342

Issuer's Comments

FILE N°
82-4609

RECEIVED

WAL★MART MEXICO

2004 OCT 18 A 10:5

EMPRESA SOCIALMENTE RESPONSABLE

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR THE THIRD QUARTER 2004 AND SEPTEMBER 2004 SALES

Mexico City, October 7, 2004

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the third quarter 2004. A 17.9% increase in sales over the previous year, 12.5% in real terms, once the period's inflation is accounted for, combined with a lower level of operating expenses, allowed operating income to increase 25% versus the level achieved in 2003. EBITDA for the quarter amounted to $2,633 million pesos and represented 8.1% of total revenues, a growth in real terms of 20% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 5.5% in real terms compared to last year's level.

Regarding results achieved by the Company, Eduardo Castro, President and Chief Executive Officer of Wal-Mart de Mexico said: "Our price leadership and our focus on continuously improving our customers' buying experience helped us during this third quarter to obtain the largest growth in sales of the year. We will continue working towards improving even more our value proposition so as to gain everyday the confidence of a larger number of customers. Also, I would like to highlight the 23% increase (after inflation) in earnings per share for the last 12 months, which amounted to $1.505 pesos, as well as our return on investment improvement".

The main figures are:

Third Quarter (July-September)

	2004		2003		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	32,555		28,936		13
Other Income	149		85		76
Total Revenues	32,704	100.0	29,021	100.0	13
Cost of Sales	25,845	79.0	22,936	79.0	13
Gross Profit	6,859	21.0	6,085	21.0	13
Operating Expenses	4,861	14.9	4,482	15.4	8
Operating Income	1,998	6.1	1,603	5.5	25
EBITDA	2,633	8.1	2,200	7.6	20
Net Income	1,446	4.4	1,202	4.1	20
EPS for the quarter (in pesos)	0.327		0.270		21

Cumulative Figures as of the Third Quarter (January-September)

	2004		2003		Real Growth
	M$ Millions	%	M$ Millions	%	%
Sales	95,978		86,676		11
Other Income	436		160		173
Total Revenues	96,414	100.0	86,836	100.0	11
Cost of Sales	76,288	79.1	68,936	79.4	11
Gross Profit	20,126	20.9	17,900	20.6	12
Operating Expenses	14,234	14.8	13,441	15.5	6
Operating Income	5,892	6.1	4,459	5.1	32
EBITDA	7,806	8.1	6,238	7.2	25
Net Income	4,266	4.4	3,197	3.7	33
EPS last 12 months (in pesos)	1.505		1.224		23

The Company's cash position as of September 30, 2004 was $8,912 million pesos, equivalent to $783 million dollars.

September 2004 Sales:

During the month of September 2004, sales were $10,376 million pesos. This figure represents an 18.1% increase over sales reported the same month last year, and a 12.4% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 10.3%, and of 5.0% in real terms compared to the same month of 2003.

Real Growth

	September		January – September	
	2004	2003	2004	2003
Total sales growth (%)	12.4	5.5	10.7	9.6
Comparable sales growth (%)	5.0	0.3	4.1	3.9

Considering the five-week period from August 28 to October 1, 2004 that compares with the five-week period ending October 3, 2003, as well as the thirty-nine-week period from January 3 to October 1, 2004 and that compares with the thirty-nine-week period that ended October 3, 2003, sales growth was as follows:

Real Growth

	5 weeks		39 weeks	
	2004	2003	2004	2003
Total sales growth (%)	11.3	8.5	10.5	9.8
Comparable sales growth (%)	3.9	3.3	3.9	4.2

Openings during the year 2004:

During the period January-September 2004, the Company opened seven Sam's Clubs, eleven Bodegas Aurrera, one Wal-Mart Supercenter, three Superamas, and six restaurants. Additionally, we opened a cold chain distribution center for the handling of refrigerated and frozen products, in Mexico City.

During the rest of the year we plan to open 32 additional units, so we would end the calendar year with 60 openings and an 11.2% sales floor expansion.

Installed Capacity as of September 30, 2004:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Sam's Club	5,027,494	467,067
Bodega	7,691,795	714,596
Wal-Mart Supercenter	8,146,748	756,865
Superama	810,466	75,294
Suburbia	2,702,033	251,025
	Seats	
Restaurants	60,342	

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 664 units, broken down as follows:

- 60 Sam's Clubs
- 150 Bodega Aurrera
- 84 Wal*Mart Supercenters
- 47 Superamas
- 50 Suburbias
- 273 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5283-9741
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at September 30, 2004

	September 30, 2004	September 30, 2003
Assets		
Current assets:		
Cash and cash equivalents	Ps. 8,912,367	Ps. 8,638,933
Accounts receivable - net	1,792,738	1,851,856
Inventories	11,684,010	10,205,730
Prepaid expenses	374,220	340,285
Total current assets	22,763,335	21,036,804
Property and equipment - net	44,205,123	41,156,836
Total assets	Ps. 66,968,458	Ps. 62,193,640
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers	Ps. 13,697,966	Ps. 11,854,543
Other accounts payable	3,666,894	3,140,907
Total current liabilities	17,364,860	14,995,450
Deferred income tax	5,547,799	5,538,679
Reserve for seniority premiums	45,663	45,142
Total liabilities	22,958,322	20,579,271
Shareholders' equity:		
Capital stock	14,276,146	12,935,456
Legal reserve	2,580,064	2,504,420
Retained earnings	35,747,906	31,068,295
Reserve for repurchase of shares	279,784	3,381,511
Accumulated result of restatement	(9,169,525)	(8,630,798)
Premium on sale of shares	2,090,417	2,076,082
Employee stock option plan fund	(1,794,656)	(1,720,597)
Total shareholders' equity	44,010,136	41,614,369
Total liabilities and shareholders' equity	Ps. 66,968,458	Ps. 62,193,640

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at September 30, 2004

	Nine-month period ended September 30, 2004	Nine-month period ended September 30, 2003
Net Sales	Ps. 95,977,640	Ps. 86,675,896
Other Income	436,470	159,598
Total Revenues	96,414,110	86,835,494
Cost of sales	(76,288,206)	(68,935,613)
Gross profit	20,125,904	17,899,881
Operating expenses	(14,234,164)	(13,441,045)
Operating income	5,891,740	4,458,836
Comprehensive financing income:		
Financial income - net	533,536	481,114
Exchange gain	10,723	9,870
Monetary position gain	119,263	91,459
	663,522	582,443
Other expenses - net	(187,948)	(198,034)
Income before income tax and employee profit sharing	6,367,314	4,843,245
Income tax and employee profit sharing	(2,101,215)	(1,646,706)
Net income	Ps. 4,266,099	Ps. 3,196,539
Earnings per share last 12 months (in pesos)	Ps. 1.505	Ps. 1.224

AL-MART DE MEXICO, S.A. DE C.V. AND SUBS IDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at September 30, 2004

	Nine-month period ended September 30,			
		2004		2003
Operating activities				
Net income	Ps.	4,266,099	Ps.	3,196,539
Charges (Credit) not requiring the use (provide) of resources:				
Depreciation		1,914,180		1,779,258
Seniority premiums		19,810		18,095
Deferred income taxes		333,170		(135,290)
		6,533,259		4,858,602
Changes in:				
Accounts receivable		256,625		418,748
Inventories		(880,793)		1,196,665
Prepaid expenses		(41,258)		(135,985)
Accounts payable to suppliers		(1,695,546)		(3,065,985)
Other accounts payable		(264,483)		315,345
Resources provided by operating activities		3,907,804		3,587,390
Financing activities				
Payment of dividends		(467,508)		(1,733,373)
Repurchase of shares		(2,511,168)		(115,819)
Resources used in financing activities		(2,978,676)		(1,849,192)
Investing activities				
Purchase of property and equipment		(4,226,435)		(3,471,286)
Sale and retirement of property and equipment		316,193		151,943
Employee stock option plan - net		(266,700)		(278,256)
Resources used in investing activities		(4,176,942)		(3,597,599)
Decrease in cash and cash equivalents		(3,247,814)		(1,859,401)
Cash and cash equivalents at beginning of period		12,160,181		10,498,334
Cash and cash equivalents at end of period	Ps.	8,912,367	Ps.	8,638,933

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

Quarter: 3 Year: 2004

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**66,968,458**	**100**	**62,193,640**	**100**
2	**CURRENT ASSETS**	**22,763,335**	**34**	**21,036,804**	**34**
3	CASH AND SHORT-TERM INVESTMENTS	8,912,367	13	8,638,933	14
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	375,820	1	375,487	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,416,918	2	1,476,369	2
6	INVENTORIES	11,684,010	17	10,205,730	16
7	OTHER CURRENT ASSETS	374,220	1	340,285	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**44,205,123**	**66**	**41,156,836**	**66**
13	PROPERTY	42,919,295	64	40,017,617	64
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	16,832,291	25	15,549,241	25
16	ACCUMULATED DEPRECIATION	16,865,354	25	15,646,310	25
17	CONSTRUCTION IN PROGRESS	1,318,891	2	1,236,288	2
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**22,958,322**	**100**	**20,579,271**	**100**
21	**CURRENT LIABILITIES**	**17,364,860**	**76**	**14,995,450**	**73**
22	SUPPLIERS	13,697,966	60	11,854,543	58
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	295,089	1	452,209	2
26	OTHER CURRENT LIABILITIES	3,371,805	15	2,688,698	13
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**5,547,799**	**24**	**5,538,679**	**27**
32	**OTHER LIABILITIES**	**45,663**	**0**	**45,142**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**44,010,136**	**100**	**41,614,369**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**44,010,136**	**100**	**41,614,369**	**100**
36	**CONTRIBUTED CAPITAL**	**14,571,907**	**33**	**13,290,941**	**32**
37	PAID-IN CAPITAL STOCK (NOMINAL)	6,912,206	16	5,595,626	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	7,363,940	17	7,339,830	18
39	PREMIUM ON SALES OF SHARES	295,761	1	355,485	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**29,438,229**	**67**	**28,323,428**	**68**
42	RETAINED EARNINGS AND CAPITAL RESERVE	34,061,871	77	30,376,176	73
43	REPURCHASE FUND OF SHARES	279,784	1	3,381,511	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(9,169,525)	(21)	(8,630,798)	(21)
45	NET INCOME FOR THE YEAR	4,266,099	10	3,196,539	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 3 YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**8,912,367**	**100**	**8,638,933**	**100**
46	CASH	47,750	1	31,439	0
47	SHORT-TERM INVESTMENTS	8,864,617	99	8,607,494	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**17,364,860**	**100**	**14,995,450**	**100**
52	FOREING CURRENCY LIABILITIES	944,932	5	1,165,724	8
53	MEXICAN PESOS LIABILITIES	16,419,928	95	13,829,726	92
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,371,805**	**100**	**2,688,698**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,371,805	100	2,688,698	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,547,799**	**100**	**5,538,679**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	5,547,799	100	5,538,679	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**45,663**	**100**	**45,142**	**100**
68	RESERVES	45,663	100	45,142	100
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(9,169,525)**	**100**	**(8,630,798)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(9,169,525)	(100)	(8,630,798)	(100)

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 3 YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

FILE N° 82-4609

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	5,398,475	6,041,354
73	PENSIONS FUND AND SENIORITY PREMIUMS	168,743	151,126
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	110,755	100,663
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,405,331,032	4,457,085,445
78	REPURCHASED SHARES (*)	68,598,000	760200

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: WALMEX QUARTER: 3 YEAR: 2004
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**96,414,110**	**100**	**86,835,494**	**100**
2	COST OF SALES	76,288,206	79	68,935,613	79
3	**GROSS INCOME**	**20,125,904**	**21**	**17,899,881**	**21**
4	OPERATING EXPENSES	14,234,164	15	13,441,045	15
5	**OPERATING INCOME**	**5,891,740**	**6**	**4,458,836**	**5**
6	TOTAL FINANCING COST	(663,522)	(1)	(582,443)	(1)
7	**INCOME AFTER FINANCING COST**	**6,555,262**	**7**	**5,041,279**	**6**
8	OTHER FINANCIAL OPERATIONS	187,948	0	198,034	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**6,367,314**	**7**	**4,843,245**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,101,215	2	1,646,706	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**4,266,099**	**4**	**3,196,539**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,266,099**	**4**	**3,196,539**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,266,099**	**4**	**3,196,539**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,266,099**	**4**	**3,196,539**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**4,266,099**	**4**	**3,196,539**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**96,414,110**	**100**	**86,835,494**	**100**
21	DOMESTIC	96,414,110	100	86,835,494	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(663,522)**	**100**	**(582,443)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	533,536	80	481,114	83
27	EXCHANGE PROFITS	10,723	2	9,870	2
28	GAIN DUE TO MONETARY POSITION	(119,263)	(18)	(91,459)	(16)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**187,948**	**100**	**198,034**	**100**
29	OTHER NET EXPENSES (INCOME) NET	187,948	100	198,034	100
30	(PROFIT) LOSS ON SALES OF OWM SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,101,215**	**100**	**1,646,706**	**100**
32	INCOME TAX	1,692,700	81	1,700,954	103
33	DEFERRED INCOME TAX	391,373	19	(91,856)	(6)
34	WORKERS' PROFIT SHARING	17,142	1	37,608	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	134,194,344	121,671,119
39	OPERATION INCOME (**)	9,059,837	7,204,885
40	NET INCOME OF MAYORITY INTEREST(**)	6,710,681	5,462,082
41	NET CONSOLIDATED INCOME(**)	6,710,681	5,462,082

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
FROM JULY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**32,704,279**	**100**	**29,021,049**	**100**
2	COST OF SALES	25,844,774	79	22,935,935	79
3	**GROSS INCOME**	**6,859,505**	**21**	**6,085,114**	**21**
4	OPERATING EXPENSES	4,861,378	15	4,482,386	15
5	**OPERATING INCOME**	**1,998,127**	**6**	**1,602,728**	**6**
6	TOTAL FINANCING COST	(222,154)	(1)	(184,154)	(1)
7	**INCOME AFTER FINANCING COST**	**2,220,281**	**7**	**1,786,882**	**6**
8	OTHER FINANCIAL OPERATIONS	62,232	0	(34,093)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,158,049**	**7**	**1,820,975**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	712,157	2	619,130	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,445,892**	**4**	**1,201,845**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,445,892**	**4**	**1,201,845**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,445,892**	**4**	**1,201,845**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,445,892**	**4**	**1,201,845**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,445,892**	**4**	**1,201,845**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**32,704,279**	**100**	**29,021,049**	**100**
21	DOMESTIC	32,704,279	100	29,021,049	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(222,154)**	**100**	**(184,154)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	22,177	10	0	0
26	INTEREST EARNED	178,033	80	121,172	66
27	EXCHANGE PROFITS	0	0	28,260	15
28	GAIN DUE TO MONETARY POSITION	(66,298)	(30)	(34,722)	(19)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**62,232**	**100**	**(34,093)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	62,232	100	(34,093)	(100)
30	(PROFIT) LOSS ON SALES OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**712,157**	**100**	**619,130**	**100**
32	INCOME TAX	579,185	81	788,922	127
33	DEFERRED INCOME TAX	127,496	18	(196,897)	(32)
34	WORKERS' PROFIT SHARING	5,476	1	27,105	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 3 YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,266,099**	**3,196,539**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,267,160	1,662,063
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**6,533,259**	**4,858,602**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,625,455)	(1,271,212)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**3,907,804**	**3,587,390**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(2,978,676)	(1,849,192)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,978,676)**	**(1,849,192)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(4,176,942)**	**(3,597,599)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(3,247,814)	(1,859,401)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	12,160,181	10,498,334
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,912,367	8,638,933

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,267,160**	**1,662,063**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,914,180	1,779,258
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	19,810	18,095
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	333,170	(135,290)
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,625,455)**	**(1,271,212)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	256,625	418,748
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(880,793)	1,196,665
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(41,258)	(135,985)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,695,546)	(3,065,985)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(264,483)	315,345
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+DIVIDEND RECEIVED	0	0
26	+OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,978,676)**	**(1,849,192)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(2,511,168)	(115,819)
31	(-) DIVIDENDS PAID	(467,508)	(1,733,373)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(4,176,942)**	**(3,597,599)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(4,226,435)	(3,471,286)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+SALE OF TANGIBLE FIXED ASSETS	316,193	151,943
39	+ (-) OTHER ITEMS	(266,700)	(278,256)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	4.42 %	3.68 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	15.25 %	13.13 %
3	NET INCOME TO TOTAL ASSETS (**)	10.02 %	8.78 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	8.29 %	32.63 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.80 %	2.86 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	2.00 times	1.96 times
7	NET SALES TO FIXED ASSETS (**)	3.04 times	2.96 times
8	INVENTORIES ROTATION (**)	10.56 times	9.53 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1 days	1 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	34.28 %	33.09 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.52 times	0.49 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.12 %	5.66 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	0.00 times	0.00 times
16	NET SALES TO TOTAL LIABILITIES (**)	5.85 times	5.91 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.31 times	1.40 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.64 times	0.72 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.99 times	1.02 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	51.32 %	57.61 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	6.78 %	5.60 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.72) %	(1.46) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00 times	0.00 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	101.18 %	96.49 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.50		$	1.22	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	1.50		$	1.22	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	9.99		$	9.34	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.44	pesos	$	0.37	pesos
10	DIVIDEND IN SHARE PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		3.87	times		3.59	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		25.69	times		27.36	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAS TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 3 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	15.55%	13.54%
3	NET INCOME TO TOTAL ASSETS	(**)	10.14%	8.90%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	2.03 TIMES	1.98 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.13 TIMES	3.03 TIMES
	LEVERAGE			
16	NET SALES TO TOTAL LIABILITIES	(**)	5.82 TIMES	5.78 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

NOTE 4 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 5 - MEMBERSHIP INCOME

THE EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER NET SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT".

NOTE 6 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MANAGEMENT COMMENTS AND ANALYSIS OF
OPERATIONAL RESULTS AND THE COMPANY'S FINANCIAL SITUATION

FILE N°
82-4609

ANNEX 1

CONSOLIDATED
Final Printing

WALMEX SALES FOR THE PERIOD COMPRISING JULY - SEPTEMBER 2004 AMOUNTED TO $32,555 MILLION PESOS, $3,619 MILLION PESOS HIGHER THAN THAT RECORDED DURING THE PREVIOUS YEAR, A NOMINAL GROWTH OF 17.9% AND 12.5% IN REAL TERMS, AFTER ADJUSTING FOR INFLATION DURING THE PERIOD. COMP UNIT SALES GREW 10.6% IN NOMINAL TERMS AND 5.5% IN REAL TERMS AS OPPOSED TO THE SAME PERIOD OF THE PREVIOUS YEAR.

SALES GROWTH, DURING THE QUARTER, WAS LARGELY DRIVEN BY THE INCREASE IN CUSTOMER COUNT, AN 11.1% GROWTH OVER THE PREVIOUS YEAR, WHEREAS THE AVERAGE TICKET GREW BY 1.4%.

THE GROSS PROFIT MARGIN FOR THE THIRD QUARTER REACHED 21.0%, THE SAME AS THAT ACHIEVED LAST YEAR. QUARTERLY OPERATING EXPENSES REPRESENTED 14.9% OF TOTAL REVENUES, A 50 BASE-POINT DROP COMPARED TO THE PREVIOUS YEAR. AS A RESULT, THE OPERATING INCOME FOR THE PERIOD GREW 25% IN REAL TERMS AND REACHED 6.1% OF TOTAL REVENUES, 60 BASE POINTS HIGHER THAN LAST YEAR.

EBITDA CAME TO $2,633 MILLION PESOS, 8.1% OF TOTAL REVENUES, WHICH IS 20% HIGHER THAN THE FIGURES REPORTED FOR THE PREVIOUS YEAR.

NET INCOME FOR THE QUARTER REACHED $1,446 MILLION PESOS, REPRESENTING 4.4% OF TOTAL REVENUES, A 20% INCREASE IN REAL TERMS OVER FIGURES FOR THE SAME PERIOD IN 2003.

WE OPENED EIGHTEEN UNITS DURING THE JULY - SEPTEMBER 2004 PERIOD -SEVEN BODEGAS AURRERA, SIX SAM'S CLUBS, ONE WAL-MART SUPERCENTER, ONE SUPERAMA AND THREE RESTAURANTS. THESE OPENINGS ARE NOW PART OF THE 664 STORES AND RESTAURANTS WE OPERATE, THUS REPRESENTING A 13.1% INCREASE IN INSTALLED CAPACITY FOR SELF-SERVICE AND 3.2% IN RESTAURANT SEATING DURING THE LAST 12 MONTHS. MOREOVER, DURING JULY OUR NEW DISTRIBUTION CENTER FOR FROZEN AND FRESH GOODS INITIATED OPERATIONS, IN THE STATE OF MEXICO.

IN ADDITION TO THE ABOVE, OUR EXPANSION PROGRAM FOR THE FOURTH QUARTER OF 2004 INCLUDES THE OPENING OF 21 SELF-SERVICE STORES AND 11 RESTAURANTS.

AS OF SEPTEMBER 30, 2004, THE COMPANY HAD $8,912 MILLION PESOS CASH ON HAND, AFTER PAYING A CASH DIVIDEND OF $468 MILLION PESOS, INVESTING $4,226 MILLION PESOS IN FIXED ASSETS AND $2,511 MILLION PESOS TO REPURCHASE 71.3 MILLION SHARES.

MEXICO CITY, OCTOBER 7, 2004

EDUARDO CASTRO WRIGHT
PRESIDENT AND CEO

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT SEPTEMBER 30, 2004, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR THE "COMPANY") AND THOSE OF ITS SUBSIDIARIES. ALL INTERCOMPANY BALANCES AND TRANSACTIONS WERE ELIMINATED IN CONSOLIDACION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (IMCP).

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS DERIVATIVES.

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE.

VENDOR ALLOWANCES ARE APPLIED TO RESULTS DEPENDING ON INVENTORY TURNOVER.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS USING THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. DEFERRED INCOME TAX IS DETERMINED BY APPLYING THE ENACTED CORPORATE INCOME TAX RATE AT THE LATEST BALANCE SHEET DATE TO TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS CHARGED TO RESULTS OF OPERATIONS AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH IN TERMS OF MEXICAN LABOR LAW ARE CHARGED TO INCOME, IF AND WHEN THE EXPENSE IS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO AVERAGE NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE RESTATED VALUE OF THE SHARES AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. SAM'S CLUB MEMBERSHIPS INCOME IS RECOGNIZED IN A DEFERRED FASHION DURING THE TERM, ACCORDING TO THE REGULATION SET FORTH IN BULLETIN SAB 101 REVENUE RECOGNITION IN FINANCIAL STATEMENTS ISSUED IN THE UNITED STATES BY THE SECURITIES AND EXCHANGE COMMISSION (SEC), AS SUPPLEMENTARY GUIDANCE TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO (MEX GAAP).

N. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5 ISSUED BY THE IMCP.

O. THE MEXICAN ACCOUNTING BULLETIN C-15 ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS, WENT INTO EFFECT IN JANUARY 1, 2004. THIS BULLETIN ESTABLISHES THE BASIS FOR IDENTIFYING, RECORDING AND DISCLOSING EVENTUAL IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) AND OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT SEPTEMBER 30, 2004 IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 316,200.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

MEXICAN ACCOUNTING BULLETIN B-10 SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AN ANALYSIS OF THIS CAPTION IS AS FOLLOW:

FIXED ASSETS DEPRECIABLE:	
PROPERTY AND CONSTRUCTIONS ON LEASEHOLD	PS. 26,521,242
FIXTURES AND EQUIPMENT	16,832,291
SUBTOTAL	43,353,533
ACCUMULATED DEPRECIATION	(16,865,354)
TOTAL FIXED ASSETS DEPRECIABLE-NET	26,488,179
FIXED ASSETS NO DEPRECIABLE:	
LAND	16,398,053
CONSTRUCTION IN PROGRESS	1,318,891
TOTAL FIXED ASSETS NOT DEPRECIABLE	17,716,944
TOTAL FIXED ASSETS-NET	PS. 44,205,123

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF SEPTEMBER 30, 2004, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - SENIORITY PREMIUMS

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES, CONTRIBUTIONS TO THE FUND ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD, EMPLOYEES MAKE NO CONTRIBUTIONS TO THE FUND.

NOTE 7 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(1,611,914)	PS.(182,742)	PS.(1,794,656)
PREMIUM ON SALE OF SHARES	709,899	1,380,518	2,090,417
PREMIUM ON SALE OF SHARES	PS.(902,015)	PS. 1,197,776	PS. 295,761
LEGAL RESERVE	PS. 1,250,986	PS. 1,329,078	PS. 2,580,064
RETAINED EARNINGS FROM PREVIOUS YEARS	22,787,571	13,640,648	36,428,219
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(1,118,963)	(4,946,412)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.20,211,108	PS.13,850,763	PS.34,061,871
REPURCHASE FUND OF SHARES	PS. 77,439	PS. 202,345	PS. 279,784
NET INCOME FOR THE YEAR	PS. 4,200,470	PS. 65,629	PS. 4,266,099

NOTE 8 - REPURCHASE FUND OF SHARES:

DURING THE PERIOD COMPRISING JANUARY TO SEPTEMBER 2004, 71,276,900 SERIES V SHARES WERE PURCHASED, OF WHICH 2,678,900 SHARES WERE CANCELLED PURSUANT TO AN AGREEMENT REACHED DURING THE SHAREHOLDERS' ASSEMBLY MEETING HELD ON FEBRUARY 25, 2004. SAID REPURCHASE IMPLIED A REDUCTION OF PS. 110,997 IN CAPITAL STOCK AT HISTORICAL THEORETICAL VALUE AND PS. 112,642 IN RESTATED THEORETICAL VALUE. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR THE REPURCHASE OF SHARES.

NOTE 9 - AGREEMENTS REACHED AT THE REGULAR AND EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON FEBRUARY 25, 2004:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY IN 2004 TO REPURCHASE ITS OWN SHARES. SUCH AMOUNT IS PS. 4,000,000 (NOMINAL PESOS).

2. CANCELLATION OF 27,619,700 SERIES "C" SHARES THAT WERE REPURCHASED BY THE COMPANY.

3. INCREASE IN SERIES "C" SHAREHOLDER RIGHTS FROM THE REPRESENTING COMPANIES' CAPITAL STOCK TO GRANT THEM VOTING RIGHTS IN CORPORATE ISSUES AND CONVERT SAID STOCK TO SERIES "V" SHARES.

4. INCREASE OF PS. 73,903 (NOMINAL PESOS) IN THE LEGAL RESERVE THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS WAS PS. 75,644.

5. PAYMENT OF A DIVIDEND, THE SHAREHOLDER HAS THE RIGHT TO CHOOSE HOW THE DIVIDEND IS TO BE PAID. IT IS EITHER PAID IN CASH, AT A RATE OF PS. 0.44 NOMINAL PESOS PER SHARE, OR IN COMPANY STOCK ACCORDING TO THE EXCHANGE FACTOR DETERMINED CONSIDERING THE AVERAGE STOCK QUOTING PRICE AT THE CLOSE OF ACTIVITIES ON MARCH 22, 2004 AND THE PS. 0.44 NOMINAL PESOS. SAID DIVIDEND WILL BE PAID ON MARCH 31, 2004.

6. INCREASE IN VARIABLE CAPITAL STOCK UP TO PS. 1,949,299 (NOMINAL PESOS). THIS AMOUNT WILL BE COVERED WITH THE ISSUANCE OF UP TO 98,449,465 SHARES IN COMMON STOCK TO BE USED ONLY FOR THE PURPOSE OF DIVIDEND PAYMENT.

STOCK THAT REMAINS UNCALLED AND GIVEN TO THE SHAREHOLDERS' WILL BE VOID; MOREOVER, THE INCREASE IN CAPITAL STOCK WILL BE VOID IN THE SAME PROPORTION.

7. APPROVAL OF A MOVEMENT BETWEEN FIXED AND VARIABLE CAPITAL. FIXED CAPITAL IS PS. 878,310 (NOMINAL PESOS) AND VARIABLE CAPITAL IS UNLIMITED.

ON MARCH 29, 2004, THE TERM FOR SHAREHOLDERS TO EXPRESS THEIR DECISION TO RECEIVE THEIR DIVIDEND IN CASH OR IN STOCK IN ACCORDANCE WITH THE AGREEMENT REACHED DURING THE LAST SHAREHOLDERS' MEETING HELD ON FEBRUARY 25, 2004, ENDED. HENCE, 43,703,087 NEW SERIES "V" SHARES WERE GIVEN. THIS REPRESENTS PS. 1,457,935 (NOMINAL PESOS). ALSO, 54,746,378 UNCALLED SHARES WERE CANCELLED CREATING A DECREASE IN CAPITAL STOCK OF PS. 491,364 (NOMINAL PESOS).

IN ACCORDANCE WITH THE LAST PARAGRAPH AND COMPLYING WITH ARTICLE 112 OF THE GENERAL CORPORATION AND PARTNERSHIP LAW THAT PROVIDES THAT STOCK MUST HAVE THE SAME VALUE, IT WAS NECESSARY TO RECONSTITUTE CAPITAL STOCK. THIS RESULTED IN A FIXED AMOUNT OF PS. 820,853 (NOMINAL PESOS).

NOTE 10 - MEMBERSHIP INCOME:

EFFECTIVE JANUARY 2003, THE COMPANY DECIDED TO ADOPT ON A BASIS THE REQUIREMENTS OF SAB-101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE SEC. SUCH PRONOUNCEMENT ESTABLISHES THE GUIDELINES FOR RECOGNIZING ON A DEFERRED BASIS REVENUE FROM SALES OF MEMBERSHIPS OVER THE TERM OF THE MEMBERSHIP.

IF SAID INCOME HAD NOT BEEN DEFERRED IN 2004 AND 2003, THE INCOME FOR THE PERIOD ENDING ON SEPTEMBER 30 OF BOTH YEARS WOULD HAVE BEEN AS FOLLOWS:

	2004	2003
	PS.	PS.
NET SALES	95,977,640	86,675,896
OTHER INCOME	424,892	382,232
TOTAL REVENUES	96,402,532	87,058,128

NOTE 11 - SEGMENT INFORMATION:

MEXICAN ACCOUNTING BULLETIN B-5, SEGMENT INFORMATION, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, ESTABLISHES THE REQUIREMENTS FOR DISCLOSING INFORMATION BY OPERATING SEGMENTS. SUCH INFORMATION WAS PREPARED USING THE MANAGEMENT APPROACH AND THE CRITERIA DEFINED IN THIS BULLETIN. THE SEGMENT "OTHER" CONSISTS OF DEPARTMENTAL STORES, RESTAURANTS AND REAL-ESTATE TRANSACTIONS WITH THIRD PARTIES.

A BREAKDOWN OF INFORMATION BY ECONOMIC SEGMENTS IS AS FOLLOWS:

SEGMENT	NET SALES		OPERATING INCOME	
	2004	2003	2004	2003
SELF SERVICES	PS. 88,807,624	PS. 79,601,367	PS. 4,876,173	PS. 3,579,160
OTHER	7,606,486	7,234,127	1,015,567	879,676
CONSOLIDATED	PS. 96,414,110	PS. 86,835,494	PS. 5,891,740	PS. 4,458,836

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 12 - ACCOUNTING FOR THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS:

IN ACCORDANCE WITH BULLETIN C-15 ISSUED BY THE IMCP, THE COMPANY APPLIED THE ESTIMATED PRESENT VALUE TECHNIQUE TO ESTIMATE THE VALUE OF USE OF ITS LONG-LIVED ASSETS, CONSIDERING THE ECONOMIC SEGMENTS OF THE COMPANY AS CASH-GENERATING UNITS, IT WAS DETERMINED THAT THERE IS NO INITIAL EFFECT BY IMPAIRMENT OF SAID ASSETS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 3 YEAR: 2004
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

Final Printing

COMPAY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	9,720,134
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	798,712
3 VIPS	RESTAURANTS	49,022	99.99	49,022	1,129,519
4 CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	411,119	99.99	538,866	1,389,059
5 REAL ESTATE	R.E. DEVELOPMENT	14,702,337	99.99	14,702,337	37,754,391
TOTAL INVESTMENT IN SUBSIDIARIES				**16,446,860**	**50,791,815**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					
TOTAL					**50,791,815**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

STOCK EXCHANGE CODE: **WALMEX**
WAL-MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: **2004**

FILE N°
82-4609

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $)						Amortizacion of Credits in Foreign Currency With Foreign Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			12,324,470	0	0	0	0	0	0	0	698,162	0	0	0	0	0
DEPARTAMENT STORE			481,463	0	0	0	0	0	0	0	41,162	0	0	0	0	0
RESTAURANTS			149,249	0	0	0	0	0	0	0	3,460	0	0	0	0	0
TOTAL SUPPLIERS			**12,955,182**	0	0	0	0	0	0	0	**742,784**	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER CURRENT LIAB.W/O COST.			3,169,657	0	0	0	0	0	0	0	202,148	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**3,169,657**	**0**	**0**	**0**	**0**	**0**	**0**	0	**202,148**	**0**		**0**	**0**	**0**
TOTAL			**16,124,839**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**944,932**	**0**	**0**	**0**	**0**	**0**

NOTES

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2004**

FILE N°
82-4609

POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
3. POSITION IN FOREIGN EXCHANGE					
TOTAL ASSETS	**190,552**	**2,168,859**	**0**	**0**	**2,168,859**
LIABILITIES POSITION	**83,020**	**944,932**	**0**	**0**	**944,932**
SHORT TERM LIABILITIES POSITION	83,020	944,932	0	0	944,932
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**107,532**	**1,223,927**	0	0	**1,223,927**

(1) IN THE OBSERVATIONS SECTION WILL MUST SPECIFY THE CURRENCY AND THE EXCHANGE RATE

NOTES

PS. 11.3820 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2004**

FILE N°
82-4609

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	15,943,004	19,912,048	3,969,044	0.62	24,608
FEBRUARY	16,181,970	18,551,564	2,369,594	0.60	14,218
MARCH	16,259,101	19,901,398	3,642,297	0.34	12,384
APRIL	13,835,947	16,871,020	3,035,073	0.15	4,553
MAY	14,561,546	18,203,333	3,641,787	(0.25)	(9,104)
JUNE	13,599,733	16,810,631	3,210,898	0.16	5,137
JULY	13,647,015	17,002,641	3,355,626	0.26	8,725
AUGUST	14,180,448	18,132,444	3,951,996	0.62	24,502
SEPTEMBER	14,455,916	18,405,443	3,949,527	0.83	32,781
ACTUALIZATION:	0	0	0	0.00	1,459
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**119,263**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL PESOS); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2004**

FILE N°
82-4609

BONDS AND MEDIUM TERM NOTES LISTING IN STOCKS MARKET (1)

ANNEX 8

CONSOLIDATED
Final printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	467,067	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	714,596	100
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	756,865	100
SUPERMARKETS	GROCERIES SALES AND FRESH	75,294	100
APPAREL STORES	APPAREL AND ACCESORY SALE	251,025	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	60,342	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **3** YEAR: **2004**

FILE N°
82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					

NOTES

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

FILE N° 82-4609

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				95,977,640			
OTHER INCOME				436,470			
TOTAL				96,414,110			

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON APPLY							
TOTAL				0			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 3 YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

FILE N° 82-4609

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
V		42	523,151,427	3,882,179,605		4,405,331,032	820,853	6,091,353
TOTAL			**523,151,427**	**3,882,179,605**	**0**	**4,405,331,032**	**820,853**	**6,091,353**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,405,331,032
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
V	68,598,000	34.81360	38.66000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **3** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

PROJECT'S INFORMATION
(PROJECT, AMOUNT USED AND PERCENTAGE OF PROGRESS)

FILE N° 82-4609

ANNEX 13

CONSOLIDATED
Final Printing

OUR EXPANSION PROGRAM FOR THE FOLLOWING 9 MONTHS INCLUDES THE OPENING OF 49 UNITS, HAVING 42% PROGRESS THUS FAR. AS OF SEPTEMBER 30, 2004, PS.1,960,207 HAVE BEEN USED FOR THESE UNITS.

FOREIGN CURRENCY TRANSACTIONS AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

ANNEX 14

FILE N° 82-4609

CONSOLIDATED
Final Printing

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 11.3820 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 190,552	PS. 2,168,859
SUPPLIERS	US$ 65,260	PS. 742,784
OTHER CURRENT LIABILITIES	US$ 17,760	PS. 202,148

DURING THE JANUARY - SEPTEMBER PERIOD, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 10,723 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

THE UNDERSIGNED SWEAR TO TELL THE TRUTH, WAL-MART DE MEXICO S.A. DE C.V. AND SUBSIDIARIES FINANCIAL INFORMATION CONTAINED AS OF THIRD QUARTER 2004 CORRESPONDIENT REPORT, IT REASONABLY REFLECTS THE SITUATION FOR THE SAME. IN ADDITION, WE HEREBY STATE THAT WE HAVE NO KNOWLEDGE OF RELEVANT DATA OMITTED OR ALTERED IN THIS QUARTERLY REPORT, NOR THAT SAID REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE SHAREHOLDERS.

EDUARDO CASTRO WRIGHT
EXECUTIVE PRESIDENT AND CEO

RAFAEL MATUTE LABRADOR
EXECUTIVE VICEPRESIDENT AND CFO

MEXICO, D.F., AT OCTOBER 7 OF 2004